Exhibit 3

Maximizing
The Value of Assets
Third Quarter 2005 Report

PROFILE

ADB Systems International Ltd. (“ADB”) delivers asset lifecycle management solutions that help organizations source, manage and sell assets for maximum value. ADB works with a growing number of customers and partners in a variety of sectors including oil and gas, government, healthcare, manufacturing and financial services. Current customers and partners include BP, GE Commercial Finance, Commercial Equipment Financing (“GE CEF”), the National Health Service (UK), permanent TSB, Talisman Energy, Mesta AS and Vesta Insurance.

Through its wholly owned subsidiary, ADB Systems USA Inc., ADB owns a 50 percent interest in GE Asset Manager LLC, a joint venture launched with GE CEF.

ADB is headquartered in Mississauga (Canada) and maintains offices in Stavanger (Norway), Tampa (U.S.A.), Dublin (Ireland), and London (U.K.). The Company's shares trade on both the Toronto Stock Exchange (TSX: ADY) and the OTC Bulletin Board (OTCBB: ADBYF).

For more information, please visit www.adbsys.com.

LETTER TO SHAREHOLDERS

Dear Shareholders,

The past quarter has been a busy one for ADB. We have expanded our relationships with key customers, improved our funding position and made strides in a number of areas that we expect will deliver positive results in months and years to come.

Although we expected better results for the quarter, we made considerable year-over-year improvements, growing our revenues, decreasing our expenses and reducing our loss.

Our revenues for the third quarter were $1.12 million. This compares to $1.29 million in the second quarter of 2005, which represents a decrease of 13 percent, and to $886,000 in the third quarter of 2004, which represents a growth of 26 percent.

We reported a net loss for the third quarter of $800,000 or $0.01 per basic and diluted share. This compares to a net loss of $1.18 million or $0.02 per basic and diluted share in Q2 and a net loss of $1.52 million or $0.02 per basic and diluted share in the third quarter of 2004.

Operating highlights
There were a number of noteworthy achievements and events in the third quarter:
•	We entered into a customer agreement with Star Energy, a UK-based integrated energy company, to provide our full suite of asset management technology.
•	We expanded our relationship with the National Health Service, introducing procurement technology to the Worcestershire Health Economy and the University Hospital Coventry & Warwickshire NHS Trust.
•	We entered into a customer agreement with Grenland MMO, a Norway-based engineering services company, to provide materials and project management and procurement capabilities.
•	We raised gross proceeds of $1.2 million through the issuance of convertible debentures to a group of institutional and private investors, including four directors of the Company.
•	We appointed KMPG LLP as auditors, replacing Deloitte & Touche LLP.
•	We named Chris Bulger chairman of the Company’s Board of Directors and appointed Dave Gelineau to the Board, replacing out-going director, Paul Godin.
•
We announced that Chris Bulger, who previously served as Chief Financial Officer from 1996 to 1998, would oversee the company’s finance activities, which subsequent to the resignation of Mike Robb as CFO, are now managed by Darryl Kleebaum, ADB’s corporate controller. A Chartered Accountant, Mr. Kleebaum will also be responsible for certifying ADB’s financial statements.

Outlook and guidance
Based on recent trends and our existing sales pipeline, we expect to generate a sequential revenue growth of at least 30 percent in Q4 over Q3.

We believe this revenue growth will result from our continued sales efforts in the oil and gas, healthcare, and government sectors, and through increasing activity with our joint venture with GE.

Yours truly,

Jeff Lymburner, CEO
November 2005

CONSOLIDATED BALANCE SHEETS (in thousands of Canadian dollars) (Unaudited)
	September 30	December 31
	2005	2004
ASSETS
CURRENT
Cash	$431	$440
Marketable securities	13	13
Accounts receivable	1,128	1,535
Deposits and prepaid expenses	234	208
	1,806	2,196
CAPITAL ASSETS (Note 3)	122	142
DEFERRED CHARGES	174	155
	$2,102	$2,493
LIABILITIES
CURRENT
Accounts payable	$851	$870
Accrued liabilities	651	810
Due to related parties (Note 4)	139	-
Deferred revenue	442	135
Current portion of secured subordinated notes (Note 5)	330	-
	2,413	1,815
SECURED SUBORDINATED NOTES (Note 5)	1,685	1,684
	4,098	3,499
NON-CONTROLLING INTEREST	3	3
SHAREHOLDERS’ DEFICIENCY
Share capital (Note 6)	100,985	100,052
Contributed surplus (Note 7)	1,555	1,282
Warrants (Note 8)	152	405
Stock options (Note 9)	1,005	936
Other options	271	78
Conversion feature on secured subordinated notes (Note 5)	1,513	992
Cumulative translation account	101	112
Deficit	(107,581)	(104,866)
	(1,999)	(1,009)
	$2,102	$2,493

See accompanying notes to interim consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands of Canadian dollars, except per share amounts) (Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2005	2004	2005	2004
Revenue (Note 11)	$1,119	$886	$3,946	$3,401
Operating expenses:
General and administrative	862	1,061	3,046	3,345
Customer service and technology	718	678	2,622	2,377
Sales and marketing	122	149	385	600
Employee stock options	22	-	68	39
Depreciation and amortization	32	374	97	1,096
Losses (gains) on disposal of capital assets	-	-	(2)	1
Other income (Note 10)	-	-	(42)	-
Total operating expenses	1,756	2,262	6,174	7,458
Loss from operations	(637)	(1,376)	(2,228)	(4,057)
Interest expense:
Cash interest expense	73	52	214	105
Accretion of secured subordinated notes	91	93	277	172
Interest income	(1)	-	(4)	(3)
	163	145	487	274
NET LOSS FOR THE PERIOD	$(800)	$(1,521)	$(2,715)	$(4,331)
NET LOSS PER SHARE, BASIC AND DILUTED	$(0.01)	$(0.02)	$(0.04)	$(0.07)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING, BASIC AND DILUTED (000’S)	73,895	61,996	72,494	61,105

CONSOLIDATED STATEMENTS OF DEFICIT
(in thousands of Canadian dollars) (Unaudited)

	September 30	September 30
	2005	2004
DEFICIT, BEGINNING OF PERIOD	$(104,866)	$(99,762)
NET LOSS FOR THE PERIOD	(2,715)	(4,331)
DEFICIT, END OF PERIOD	$(107,581)	$(104,093)

See accompanying notes to interim consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of Canadian Dollars) (Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2005	2004	2005	2004
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES
OPERATING
Net loss for the period	$(800)	$(1,521)	$(2,715)	$(4,331)
Items not affecting cash:
Depreciation and amortization	32	374	97	1,096
Employee stock options	22	-	68	39
Accretion of secured subordinated notes	91	93	277	172
Losses (gains) on disposal of capital assets	-	-	(2)	1
	(655)	(1,054)	(2,275)	(3,023)
Changes in non-cash operating working capital (Note 12)	(245)	109	540	822
	(900)	(945)	(1,735)	(2,201)
INVESTING
Capital assets	-	(1)	(36)	(9)
Proceeds from disposal of capital assets	-	-	2	-
	-	(1)	(34)	(9)
FINANCING
Advance from related parties (Note 4)	47	-	127	-
Issuance of common shares	-	12	570	69
Secured subordinated notes (Note 5)	1,095	-	1,095	2,098
Deferred charges	(32)	-	(32)	(144)
	1,110	12	1,760	2,023
NET CASH INFLOW (OUTFLOW) DURING THE PERIOD	210	(934)	(9)	(187)
CASH, BEGINNING OF PERIOD	221	1,179	440	432
CASH, END OF PERIOD	$431	$245	$431	$245
SUPPLEMENTAL DISCLOSURE OF CASH PAYMENTS
Interest paid	$15	$2	$43	$6

See Note 5 for disclosure of non-cash transactions regarding secured subordinated notes.

See accompanying notes to interim consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

1.	SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of ADB Systems International Ltd. (“ADB” or the "Company") should be read in conjunction with the Company's most recent annual audited financial statements. The accompanying unaudited consolidated financial statements include all subsidiaries and have been prepared in accordance with Canadian generally accepted accounting principles (‘‘GAAP’’) for the purposes of interim financial information. Accordingly, they do not include all information and notes as required by Canadian GAAP in the preparation of annual consolidated financial statements. The accounting policies used in the preparation of the accompanying unaudited consolidated financial statements are the same as those described in the Company’s audited consolidated financial statements prepared in accordance with Canadian GAAP for the three years ended December 31, 2004.

2.	CONTINUATION OF THE BUSINESS

While the accompanying consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, certain adverse conditions and events cast substantial doubt upon the validity of this assumption. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company has not yet realized profitable operations and has relied on non-operational sources of financing to fund operations. The Company’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan. That business plan had included a significant increase in revenue and operating cash flow primarily from major new contracts in Norway, the UK and North America as well as maintaining operating expenses at or near the same level as 2004. Customer delays in the UK, particularly related to the National Health Services, and in North America related to the GE joint venture has resulted in a reduction to forecasted revenue for 2005. Management’s revised business plan indicated that approximately $2.5 million in non-operational funding is required for the second half of 2005. During the quarter ended September 30, 2005, the Company issued $1.2 million in convertible debt (See Note 5) for net cash proceeds of approximately $1.1 million. Additional proceeds of $47,000 in short term loans from related parties was received in the third quarter bringing the annual total of such loans to $139,000. As a result, Management estimates that a further $1.3 million of non-operational funding is required for the remainder of 2005. Management believes that it has the ability to secure this additional financing from sources such as additional debt or equity financings and the exercise of warrants and options. The Company cannot provide assurance that it will be able to execute on its business plan or that efforts to raise additional financings will be successful.

These financial statements do not include adjustments or disclosures that may result from the Company’s inability to continue as a going concern. If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported net losses and the balance sheet classifications used.

3.	CAPITAL ASSETS

	September 30, 2005			December 31, 2004
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
	(in thousands)
Computer hardware	$2,606	$2,547	$59	$2,601	$2,547	$54
Computer software	13	7	6	28	28	-
Furniture and fixtures	396	361	35	405	343	62
Leasehold improvements	27	5	22	27	1	26
	$3,042	$2,920	$122	$3,061	$2,919	$142

4.	DUE TO RELATED PARTIES

During the quarter ended September 30, 2005, the Company received net proceeds of $47,000 from short-term advances from directors and/or officers. In the nine-month period ended September 30, 2005, the Company has received $139,000 in net advances from three directors/officers. The total advances include $66,000 comprised of three loan agreements that pay interest at a rate of 12% per annum, are secured by a general security agreement on the assets of the Company and mature as follows:
•	$44,000 maturing on July 29, 2006,
•	$5,000 maturing on August 12, 2006, and
•	$17,000 maturing on August 15, 2006.

The remaining amount of $73,000 is interest free and has no specific terms of repayment.

As at September 30, 2005, accrued liabilities included $3,000 in interest payable relating to the amounts due to related parties.

5.	SECURED SUBORDINATED NOTES

a) During the quarter ended September 30, 2005, the Company issued Series I secured subordinated notes with a face value of $1,200,000. The Series I notes were issued to private investors including an amount totaling $110,000 issued to four directors/officers of the Company. The Series I notes mature September 12, 2010, have an annual interest rate of 11 percent and are convertible into equity units at a price of $0.15 per unit. Interest for the first year is payable in shares with the provision that the total number of shares issued as interest payment cannot exceed 974,000 shares. Any of the first year interest not paid through the issuance of shares will be paid in cash. Interest payable for the remaining term of the notes is payable in cash upon the earlier of maturity and conversion. Each equity unit consists of one common share and one share-purchase warrant with an exercise price of $0.20. The warrants expire on September 12, 2010. The Series I notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

As required by Canadian GAAP, the Company separated the liability and equity components of the Series I secured subordinated notes. The Company determined the fair value of the liability component of the Series I notes by calculating the present value of the associated cash flows, using a discount rate that reflects the Company’s underlying rate of borrowing. The Company determined the fair value of the conversion feature at the issue date of the Series I notes using the Cox-Rubinstein binomial valuation model. The resulting pro rata fair values of the liability component of the notes and the conversion features of the units, comprised of shares and attached warrants, was $280,000, $472,000 and $448,000, respectively. The liability component will be accreted to $1,200,000 over the term of the Series I notes through the recording of a non-cash interest expense until such date at which the underlying notes are converted into common shares.

Cash financing costs in the amount of $137,000 were incurred in the issuance of the Series I notes. A portion of these financing costs, in the amount of $32,000, attributed to the liability component of the notes was allocated to deferred charges. The remaining financing costs of $105,000 attributed to the equity portions of the notes were recorded as a reduction to the conversion feature on secured subordinated notes amount within shareholders’ equity.

In addition to the financing costs described above, the Company issued to the financing agent, PowerOne Capital Markets Limited (“PowerOne”), an option to purchase up to 747,000 equity units at a purchase price of $0.15 per unit. The option expires on September 12, 2010. Each equity unit consists of one common share and one share-purchase warrant with an exercise price of $0.20. The share-purchase warrants expire on September 12, 2010. Using the Cox-Rubinstein binomial valuation model, the Company has determined the fair value of these equity units to be $193,000 and included this amount in other options. The portion of the fair value of this option, in the amount of $45,000, attributable to the liability component of the notes was allocated to deferred charges. The remaining portion, in the amount of $148,000, attributable to the equity components of the notes was recorded as a reduction to the conversion feature on secured subordinated notes amount within shareholders’ equity.

b) During the quarter ended June 30, 2004, the Company issued Series F secured subordinated notes with a face value of $500,000. The Series F notes had an annual rate of interest of 7 percent paid quarterly in arrears, matured May 19, 2007 and were convertible into equity units at a price of $0.31 per unit. Each equity unit consisted of one common share and one half of a share-purchase warrant with an exercise price of $0.50. The share-purchase warrants expire on May 19, 2007. The Series F secured subordinated notes would have automatically converted into units when the share price of the Company closed above $0.70 for five consecutive trading days during the term. Holders could convert the notes into units at anytime following a four-month hold period. If the holder did not convert and no automatic conversion took place, the Company would have repaid the principal amount in cash upon maturity. The Series F notes were secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

During the 2004 year, all of the Series F notes were converted into equity units. (See table below.)

As required by Canadian GAAP, the Company separated the liability and equity components of the Series F secured subordinated notes. The Company determined the fair value of the liability component of the Series F notes by calculating the present value of the associated cash flows, using a discount rate that reflects the Company’s underlying rate of borrowing. The Company determined the fair value of the conversion feature at the issue date of the Series F notes using the Cox-Rubinstein binomial valuation model. The resulting pro rata fair values of the liability component of the notes and the conversion features of the units, comprised of shares and attached warrants, was $286,000, $159,000 and $55,000, respectively. The liability component would have been accreted to $500,000 over the term of the Series F notes through the recording of a non-cash interest expense until such date at which the underlying notes were converted into common shares.

Financing costs in the amount of $26,000 were incurred in the issuance of the Series F notes. Financing costs of $15,000 attributed to the liability component of the notes were allocated to deferred charges. Financing costs of $11,000 attributed to the equity portions of the notes were recorded as a reduction to the conversion feature on secured subordinated notes amount within shareholders’ equity.

c) During the quarter ended June 30, 2004, the Company issued Series G secured subordinated notes with a face value of $1,710,000. The Series G notes were issued to private investors including an amount totaling $170,000 issued to directors of the Company. The Series G notes mature June 15, 2007, have an annual rate of interest of 7 percent payable upon the earlier of maturity and conversion and are convertible into equity units at a price of $0.31 per unit. Each equity unit consists of one common share and one half of a share-purchase warrant with an exercise price of $0.50. The share-purchase warrants expire on June 15, 2008. The Series G secured subordinated notes will automatically convert into units when the volume-weighted average share price of the Company closes above $0.70 for 20 consecutive trading days during the term. Holders may convert the notes into units at anytime following a four-month hold period. If the holder does not convert and no automatic conversion takes place, the Company must repay the principal amount in cash. The Series G notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

As required by Canadian GAAP, the Company separated the liability and equity components of the Series G secured subordinated notes. The Company determined the fair value of the liability component of the Series G notes by calculating the present value of the associated cash flows, using a discount rate that reflects the Company’s underlying rate of borrowing. The Company determined the fair value of the conversion feature at the issue date of the Series G notes using the Cox-Rubinstein binomial valuation model. The resulting pro rata fair values of the liability component of the notes and the conversion features of the units, comprised of shares and attached warrants, was $959,000, $539,000 and $212,000, respectively. The liability component will be accreted to $1,710,000 over the term of the Series G notes through the recording of a non-cash interest expense until such date at which the underlying notes are converted into common shares.

Financing costs in the amount of $230,000 were incurred in the issuance of the Series G notes. Financing costs of $129,000 attributed to the liability component of the notes were allocated to deferred charges. Financing costs of $101,000 attributed to the equity portions of the notes were recorded as a reduction to the conversion feature on secured subordinated notes amount within shareholders’ equity.

In addition to the financing costs described above, the Company issued to First Associates Investment Inc. (“First Associates”) an option to purchase up to 485,000 equity units at a purchase price of $0.31 per unit. The option expires on June 15, 2006. Each equity unit consists of one common share and one half of a share-purchase warrant with an exercise price of $0.50. The share-purchase warrants expire on June 15, 2008. Using the Cox-Rubinstein binomial valuation model, the Company has determined the fair value of these equity units to be $59,000. The portion of the fair value of these options, in the amount of $33,000, attributable to the liability component of the notes was allocated to deferred charges. The remaining portion, in the amount of $26,000, attributable to the equity components of the notes was recorded as a reduction to the conversion feature on secured subordinated notes amount within shareholders’ equity.

Subsequent to the issuance of the Series G notes, the interest rate payable on the notes was retroactively increased to 11 percent. The increase in the interest rate was a condition of the issuance of the Series H notes (See c) below).

d) During the year ended December 31, 2004, the Company issued Series H secured subordinated notes with a face value of $520,000. The Series H notes were issued to private investors including an amount totaling $270,000 issued to directors of the Company. The Series H notes mature October 21, 2007, have an annual rate of interest of 11 percent payable upon the earlier of maturity and conversion and are convertible into equity units at a price of $0.20 per unit. Each equity unit consists of one common share and one half of a share-purchase warrant with an exercise price of $0.40. The share-purchase warrants expire on October 21, 2008. The Series H secured subordinated notes will automatically convert into units when the share price of the Company closes at or above $0.45 for 10 consecutive trading days during the term. Holders may convert the notes into units at anytime following a four-month hold period. If the holder does not convert and no automatic conversion takes place, the Company must repay the principal amount in cash. In order to obtain the required approvals to issue the Series H notes, the Company retroactively increased the interest rate on the Series G notes from an annual rate of 7 percent to an annual rate of 11 percent. The Series H notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

As required by Canadian GAAP, the Company separated the liability and equity components of the Series H secured subordinated notes. The Company determined the fair value of the liability component of the Series H notes by calculating the present value of the associated cash flows, using a discount rate that reflects the Company’s underlying rate of borrowing. The Company determined the fair value of the conversion feature at the issue date of the Series H notes using the Cox-Rubinstein binomial valuation model. The resulting pro rata fair values of the liability component of the notes and the conversion features of the units, comprised of shares and attached warrants, was $282,000, $184,000 and $54,000, respectively. The liability component will be accreted to $520,000 over the term of the Series H notes through the recording of a non-cash interest expense until such date at which the underlying notes are converted into common shares.

Financing costs in the amount of $43,000 were incurred in the issuance of the Series H notes. Included in the financing costs was the incremental interest expense associated with the retroactive increase of the interest rate on the Series G notes. Financing costs of $23,000 attributed to the liability component of the notes were allocated to deferred charges. Financing costs of $20,000 attributed to the equity portions of the notes were recorded as a reduction to the conversion feature on secured subordinated notes amount within shareholders’ equity.

e) As at September 30, 2005, accrued liabilities include $274,000 (December 31, 2004 - $122,000) of unpaid interest payable relating to the secured subordinated notes.

f) Accrued liabilities include accrued interest payable to related parties as follows:

(In thousands of dollars)	September 30, 2005	December 31, 2004
Series E	$1	$3
Series G	24	10
Series H	2	3
Series I	1	-
Total	$28	$16

g) Interest payments relating to the secured subordinated notes totaling $8,000 and $13,000, respectively, were made to related parties in the three and nine-month periods ended September 30, 2005. Similar interest payments totaling $3,000 and $5,000, respectively, were made to related parties in the three and nine-month periods ended September 30, 2004.

h) The following summarizes the face and fair values of the liability and the equity components of the secured subordinated notes.

Secured subordinated notes	Nine Months Ended September 30, 2005		Year Ended December 31, 2004
	Face Value	Fair Value	Face Value	Fair Value
	(in thousands)
Opening balance	$2,605	$1,684	$1,115	$721
Issuance of notes:
Series F	-	-	500	286
Series G	-	-	1,710	959
Series H	-	-	520	282
Series I	1,200	280	-	-
Non-cash interest	-	277	-	266
Conversion of notes:
Series D	-	-	(115)	(96)
Series E	-	-	(625)	(428)
Series F	-	-	(500)	(306)
Series H	(350)	(226)	-	-
Closing balance	$3,455	$2,015	$2,605	$1,684
Current portion of notes - Series E	$375	$330	$-	$-
Long-term portion of notes	3,080	1,685	2,605	1,684
	$3,455	$2,015	$2,605	$1,684

Conversion features on secured subordinated notes including conversion feature of attached warrants	Nine Months Ended September 30, 2005		Year Ended December 31, 2004
	Common Shares	Fair Value	Common Shares	Fair Value
	(in thousands)
Opening balance	13,781	$992	5,723	$497
Issuance of notes
Series F	-	-	2,419	203
Series G	-	-	8,274	624
Series H	-	-	3,900	218
Series I	16,000	668	-	-
Conversion of notes
Series D	-	-	(1,437)	(99)
Series E	-	-	(2,679)	(248)
Series F	-	-	(2,419)	(203)
Series H	(2,625)	(147)	-	-
Closing balance	27,156	$1,513	13,781	$992

6.	SHARE CAPITAL

a) Authorized
    Unlimited number of common shares
    Unlimited number of preference shares - issuable in series

b) Outstanding

Common Shares	September 30, 2005		December 31, 2004
	Shares	Amount	Shares	Amount
	(in thousands of shares and dollars)
Opening balance	69,870	$100,052	59,423	$97,674
Shares issued pursuant to:
Private placement (Note 6 (c))	2,500	594	5,000	930
Conversion of debentures	1,750	339	4,357	1,227
Exercise of warrants	-	-	920	195
Exercise of options	-	-	72	26
Re-issuance of treasury shares	-	-	98	-
Closing balance	74,120	$100,985	69,870	$100,052

c)  Private Placement
On February 23, 2005, the Company completed a transaction resulting in the issuance of 2.5 million common shares at a price of $0.23 per share and 1.25 million share-purchase warrants, exercisable into one common share at a price of $0.40, for gross proceeds of $575,000 and net proceeds of $570,000. The warrants expire on February 23, 2009.

A reduction to the financing costs related to a private share placement in December 2004, resulted in a $24,000 increase to the amount of share capital in the third quarter of 2005.

7.	CONTRIBUTED SURPLUS

The following table summarizes the transactions within contributed surplus.

	2005	2004
Opening balance	$1,282	$1,289
Allocation of unamortized deferred charges upon conversion of secured subordinated notes	(13)	(13)
Allocation of recorded value of expired warrants	286	6
Closing balance	$1,555	$1,282

8.	SHARE-PURCHASE WARRANTS

    a)    A summary of the changes in the warrants issued and outstanding is as follows:

	September 30, 2005		December 31, 2004
	Warrants	Amount	Warrants	Amount
	(in thousands of shares and dollars)
Opening balance	11,512	$405	5,338	$324
Warrants issued pursuant to:
Private placement (Note 6 (c))	1,250	-	5,000	-
Conversion of debentures	875	33	2,178	153
Warrants exercised	-	-	(920)	(66)
Warrants cancelled (Note 8 (b))	(4,783)	(286)	(84)	(6)
Closing balance	8,854	$152	11,512	$405

b)
On December 13, 2002, the Company issued 2 million warrants, with an exercise price of $0.45 per warrant, to a key customer as part of a strategic marketing agreement. These warrants expired on January 5, 2005. The book value of these warrants, in the amount of $286,000, was allocated to contributed surplus.

On April 25, 2002, the Company issued 50,000 warrants, with an exercise price of $US 0.35 per warrant, as partial consideration for funding and due diligence services. These warrants expired on April 25, 2005.

On June 13, 2005, the Company extended the expiry date of the 2,733,000 warrants, with an exercise price of $0.40 per warrant, that were issued on June 26, 2003. The original expiry date of June 26, 2005 was extended to September 26, 2005.

These warrants expired unexercised on September 26, 2005.

9.	STOCK OPTIONS

a)
As at September 30, 2005, 2.353 million stock options were outstanding to employees and directors of which 1.518 million were exercisable. As at December 31, 2004, 853,000 stock options were outstanding to employees and directors, all of which were exercisable.

b)
On January 25, 2005, the Company granted 1.5 million stock options to employees, officers and directors. The options have an exercise price of $0.22 and expire on January 25, 2010. The options are comprised of two categories: non-performance based options and performance based options. The non-performance based options account for 1,361,000 of the options granted. Approximately 227,000 of these options vested in each of the first two quarters of 2005. Approximately 211,000 of these options vested in the third quarter of 2005, with the same number of options expected to vest in each of the three subsequent quarters. The remaining 139,000 performance-based options were granted to certain Company officers and will vest upon the achievement of specific Company performance objectives. None of the performance-based options have vested as at September 30, 2005.

The Company records a compensation expense for stock options granted to employees and directors based on the fair value method of accounting. For the three and nine-month periods ended September 30, 2005, the employee stock option expense was $22,000 and $68,000, respectively.

The Company determined the fair value of employee stock option grants using the Cox-Rubinstein binomial valuation model with the following assumptions on a weighted average basis:

	Three and Nine Months Ended September 30
	2005	2004
Dividend yield	-	-
Risk free interest rate	3.06%	N/A
Expected volatility	55%	N/A
Expected term, in years	4.25	N/A

10.	OTHER INCOME

During the nine months ended September 30, 2005, the Company received non-recurring proceeds in the amount of $42,000, related to on-line retail activities that had been carried out prior to October 2000.

11.	SEGMENTED INFORMATION

The Company operates in several reportable geographic segments: North America, Ireland and the United Kingdom, and Norway.

Revenue by Geographic Region	Three months Ended September 30		Nine months Ended September 30
	2005	2004	2005	2004
	(in thousands)
North America	$173	$82	$495	$610
Ireland and U.K.	88	87	280	377
Norway	858	717	3,171	2,414
	$1,119	$886	$3,946	$3,401

Assets by Geographic Region	September 30, 2005		December 31, 2004
	Capital Assets	Intangible and Other Assets	Capital Assets	Intangible and Other Assets
	(in thousands)
North America	$50	$174	$39	$155
Ireland and U.K.	8	-	6	-
Norway	64	-	97	-
	$122	$174	$142	$155

12.	CHANGES IN NON-CASH OPERATING WORKING CAPITAL

The following table sets forth the changes in non-cash working capital items resulting from the inflow (outflow) of cash in the period.

	Three months Ended September 30		Nine months Ended September 30
	2005	2004	2005	2004
	(in thousands)
Accounts receivable	$(78)	$241	$407	$533
Deposits and prepaid expenses	25	54	(26)	(127)
Accounts payable	69	196	5	266
Accrued liabilities	(147)	(213)	(146)	2
Deferred revenue	(109)	(168)	307	149
Effect of currency translation	(5)	(1)	(7)	(1)
	$(245)	$109	$540	$822

MANAGEMENT’S DISCUSSION AND ANALYSIS
Dated: November 8, 2005

OVERVIEW

ADB Systems provides asset lifecycle management solutions that help organizations source, maintain and sell assets for maximum value. Through our technology offerings and services, we enable organizations across a variety of sectors to generate improved efficiencies and reduced operating costs.

Our integrated solutions are designed to help our customers get full value from their capital assets by helping to:
•	Streamline sourcing/procurement activities while reducing purchasing costs
•	Schedule preventative and corrective maintenance activities, eliminating unnecessary operational downtimes and reducing maintenance costs
•	Manage inventory of materials more effectively, resulting in reduced purchase costs, improved access to supplies, and easier tracking of assets regardless of their location
•	Generate higher yield for surplus assets that are disposed or sold on-line

We work with a growing number of customers and partners in a variety of industry verticals including oil and gas, government, healthcare, manufacturing and financial services.

Our current customers and partners include BP, GE Commercial Finance, Commercial Equipment Financing (“GE CEF”), the National Health Service (UK), permanent TSB, Talisman Energy, Mesta AS and Vesta Insurance.

Through our wholly owned subsidiary, ADB Systems USA Inc., ADB owns a 50 percent interest in GE Asset Manager LLC (also referred to as “GE’s Asset Manager”), a joint business venture launched with GE CEF.

ADB has offices in Toronto (Canada), Stavanger (Norway), Dublin (Ireland), and London (U.K.).

Our shares trade on both the Toronto Stock Exchange (TSX: ADY) and the OTC Bulletin Board (OTCBB: ADBYF).

DEVELOPMENTS OF THE THIRD QUARTER OF 2005

During the third quarter of 2005, the Company entered into a customer agreement with Star Energy, a UK-based integrated energy company, to provide its full suite of asset management technology. The Company also entered into a customer agreement with Grenland MMO, a Norway-based engineering services company, to provide materials management, project management and procurement capabilities.

Through our joint venture, we continued to introduce our asset management technology offerings to a number of Fortune 500 organizations. Currently, we have a number of proposals at the advanced stage of negotiation. If these proposals are accepted, they will result in long-term customer agreements for the company.

During the quarter, the company completed a private placement of $1.2 million in convertible secured subordinated notes to a group of institutional and private investors, including four directors of ADB.

MANAGEMENT’S DISCUSSION AND ANALYSIS
Dated: November 8, 2005

Information Regarding Forward-looking Statements

Statements contained in this report may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws. These risks include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause our results to differ materially from expectations.

These risks include:
•	our ability to raise additional funding if needed;
•	our ability to repay our debt to lenders;
•	volatility of the stock markets and fluctuations in the market price of our stock;
•	risks associated with international operations;
•	our ability to develop appropriate strategic alliances and successfully develop and implement technology;
•	our ability to gain acceptance of our products and services;
•	our ability to respond to competitive factors and technological changes;
•	our ability to introduce new technology offerings and services;

Other such risks as we may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission, Annual Information Form, and Management Information Circular, may also cause our results to differ materially from expectations. Additional information relating to the Company, including the Annual Information Form, is available on SEDAR at www.sedar.com.

We encourage you to carefully review these risks, as outlined, to evaluate your existing or potential investment in our securities.

RESULTS OF OPERATIONS
Comparison of the Quarters Ended September 30, 2005 and September 30, 2004

The following commentary compares the unaudited consolidated financial results for the three-month periods ended September 30, 2005 and September 30, 2004 and analyzes significant changes in the consolidated statements of operations and consolidated statements of cash flows.

Overview: Net loss for the third quarter of 2005 was $0.8 million, a loss of $0.01 per share, compared to a net loss of $1.5 million, a loss of $0.02 per share, for the same quarter of 2004. Operating expenses decreased by $506,000 or 22% this quarter when compared to the same quarter last year. Similarly, the loss from operations decreased by $739,000 or 54%.

Revenue: Revenue is comprised of software license sales, service fees for software implementation, application hosting, support and training. Overall revenue increased by $233,000, or 26%, to $1.12 million for the quarter ended September 30, 2005 from $0.89 million for the quarter ended September 30, 2004. Increases of $91,000 and $141,000 in the North American and Norway regions, respectively, were responsible for the higher total revenue number. The positive variance in the North American region was attributable to increased service fees and hosting revenue. The improvement in the Norway revenue resulted primarily from a new customer contract as well as increased productivity during the traditional holiday period in July. Revenue in the Ireland/U.K. region remained relatively flat in a comparison of the third quarters of 2005 and 2004.

MANAGEMENT’S DISCUSSION AND ANALYSIS
Dated: November 8, 2005

General and Administrative Expenses: General and administrative expenses decreased by $199,000 from $1.06 million for the quarter ended September 30, 2004 compared to $862,000 for the quarter ended September 30, 2005, a decrease of 19%. Major savings over the same period last year include reduction in staffing in Ireland, partially offset by an increased head-count in North America, a lower provision for doubtful accounts, lower rent and occupancy costs due to office relocations, and lower investor relation expenses due to reduced reliance on outside contractors.

Customer Service and Technology Expenses: Customer service and technology costs include all salaries and related expenses associated with the provision of implementation, consulting, application hosting, support and training services. For the quarter ended September 30, 2005 these costs amounted to $718,000 compared with $678,000 for the third quarter of 2004, an increase of $40,000 or 6%. The increase in costs is due primarily to an increase in staffing levels over last year in Norway and North America, coupled with an increase in salary levels. Increased payroll expenses and recruiting fees were partially offset by lower travel expenses.

Sales and Marketing Expenses: Sales and marketing costs include all salaries and related expenses for our sales and marketing personnel as well as business development expenses such as advertising, sales support materials, and trade show costs. For the quarter ended September 30, 2005 sales and marketing costs amounted to $122,000, as compared to $149,000 in the same period of 2004, a decline of $27,000. Expense savings were primarily the result of reductions in staffing in Norway.

Employee Stock Options: The employee stock option expense for the third quarter of 2005, in the amount of $22,000, represents the fair value of the stock options vesting during the quarter from the January 25, 2005 grant of 1.5 million stock options. As all then outstanding employee stock options had vested prior to the third quarter of 2004, no associated expense was recorded in the comparative period.

Depreciation and Amortization: Depreciation and amortization expense was $32,000 for the quarter ended September 30, 2005 as compared to $374,000 for the quarter ended September 30, 2004. The depreciation and amortization expense in 2004 included $319,000 in amortization of intangible assets that had been fully amortized by the commencement of 2005. The 2005 expense includes amortization of deferred financing charges in the amount of $15,000, compared to $14,000 included in the 2004 expense.

Interest Expense: Interest expense was $164,000 for the quarter ended September 30, 2005, compared to $145,000 for the same quarter of 2004. The interest expense for 2005 included a cash interest expense of $73,000 and a non-cash interest expense of $91,000 related to the accretion of Series E, G, H and I secured subordinated notes. The interest expense for 2004 included a cash interest expense of $52,000 and a non-cash interest expense of $93,000 related to the accretion of Series D, E, F and G secured subordinated notes.

Cash Flows from Operating Activities: Operating activities resulted in cash outflows of $900,000 for the third quarter of 2005 as compared to cash outflows of $945,000 from operating activities in the third quarter of 2004. The improved net loss figure for 2005 as compared to that of 2004 was largely offset by an increased usage of cash from changes in non-cash working capital balances in 2005 compared to the changes in non-cash working capital balances the occurred in 2004.

Investing Activities: Investing activities accounted for a negligible amount of cashflow in the third quarters of 2005 and 2004.

MANAGEMENT’S DISCUSSION AND ANALYSIS
Dated: November 8, 2005

Financing Activities: In the third quarter of 2005, financing activities generated total cash inflows of $1.11 million. Issuance of the Series I convertible notes produced cash inflows of $1.06 million, net of related deferred financing costs. The Company also received $47,000 in advances from related parties. In the third quarter of 2004, the $12,000 inflow from share issuance resulted from the exercise of warrants.

Summary of Quarterly Results
The following table sets forth certain unaudited consolidated statements of operations data for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the unaudited consolidated financial statements contained elsewhere in this interim report and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the information presented. These operating results are not necessarily indicative of results for any future period. You should not rely on them to predict future performance.

Quarter ended	Sep 30 2005	June 30 2005	Mar 31 2005	Dec 31 2004	Sep 30 2004	Jun 30 2004	Mar 31 2004	Dec 31 2003
(In thousands of Canadian dollars, except per share amounts)
Revenue	$1,119	$1,290	$1,536	$1,529	$886	$1,331	$1,184	$1,493
Operating expenses:
General and administrative	862	1,157	1,026	1,020	1,061	1,242	1,042	1,083
Customer service and technology	718	975	929	880	678	904	795	727
Sales and marketing	122	126	137	149	149	168	283	192
Employee stock options	22	24	23	-	-	11	28	60
Depreciation and amortization	32	32	33	94	374	366	356	376
Losses (gains) on disposal of capital assets	-	(2)	-	-	-	-	1	-
Other income	-	-	(42)	-	-	-	-	-
Total operating expenses	1,756	2,312	2,106	2,143	2,262	2,691	2,505	2,438
Loss from operations	(637)	(1,022)	(570)	(614)	(1,376)	(1,360)	(1,321)	(945)
Interest expense:
Cash interest expense	73	70	71	68	52	25	28	17
Accretion of secured subordinated notes	91	91	95	94	93	40	39	34
Interest income	(1)	(3)	-	(3)	-	(2)	(1)	(2)
	163	158	166	159	145	63	66	49
Net Loss for the Period	$(800)	$(1,180)	$(736)	$(773)	$(1,521)	$(1,423)	$(1,387)	$(994)
Basic and Diluted Net Loss Per Share	$(0.01)	$(0.02)	$(0.01)	$(0.01)	$(0.02)	$(0.02)	$(0.02)	$(0.02)

MANAGEMENT’S DISCUSSION AND ANALYSIS
Dated: November 8, 2005

Comparison of the Nine-Month Periods Ended September 30, 2005 and September 30, 2004

The following commentary compares the unaudited consolidated financial results for the nine-month periods ended September 30, 2005 and September 30, 2004 and analyzes significant changes in the consolidated statements of operations and consolidated statements of cash flows.

Overview: The year-to-date net loss was $2.7 million, a loss of $0.04 per share, for 2005 compared to a net loss of $4.3 million, or $0.07 per share, for the same period of 2004. Operating expenses decreased by $1.28 million or 17% for the nine months ended September 30, 2005 when compared to the same period last year. Similarly, loss from operations decreased by $1.83 million or 45%.

Revenue: Revenue is comprised of software license sales, service fees for software implementation, application hosting, support and training and transaction fees from on-line activities performed for customers. Revenue for the first three quarters of 2005 was $545,000 higher than revenue for the same period of 2004. This increase is attributable to the Norway region where 2005 revenue is up by $757,000 over that of 2004. This increase was partially offset by lower revenues in North America due to a decline in hosting and transaction revenue, with an increase in license revenue. Lower 2005 implementation revenue for the Ireland/UK region also mitigated the revenue increase in Norway.

General and Administrative Expenses: General and administrative expenses declined by $299,000 to $3.05 million for the nine-month period ending September 30, 2005 from $3.35 million for the same period in 2004, a decrease of 9%. Major savings over the same period last year include lower occupancy costs, largely the result of the relocation of the North American head office, lower investor relation expenses due to reduced reliance on outside contractors, a lower provision for doubtful accounts and a lower provision for capital taxes. These savings were partially offset by increased professional fees.

Customer Service and Technology Expenses: Customer service and technology expenses increased by $245,000 to $2.6 million for the nine months ended September 30, 2005 compared to $2.4 million for the same period of 2004, an increase of 10%. The increase in costs is due primarily to an increase in staffing levels over last year in Norway and North America, coupled with an increase in salary levels. Expenses relating to personnel recruitment and travel were also up over the prior year. These increased expenses were partially offset by lower connectivity and supplies expenses.

Sales and Marketing Expenses: For the nine-month period ended September 30, 2005 sales and marketing costs amounted to $385,000, as compared to $600,000 in the same period of 2004, a decrease of 36%. Expense savings were primarily the result of reductions in staffing in Norway and North America, and a reduction in related advertising and promotion expenses.

Employee Stock Options: The 2005 employee stock option expense of $68,000 represents the fair value of the 665,000 stock options vesting in the period from the January 25, 2005 grant of 1.5 million stock options. These options are comprised of two categories: non-performance based options and performance based options. The non-performance based options account for 1,361,000 of the options granted. Approximately 227,000 of these options vested in each of the first two quarters of 2005. Approximately 211,000 of these options vested in the third quarter of 2005, with the same number of options expected to vest in each of the three subsequent quarters. The remaining 139,000 performance based options were granted to certain officers and will vest upon the sustained achievement of specific Company performance objectives over a twelve-month period. The 2004 employee stock option expense of $39,000 represents the fair value of 330,000 stock options vesting in the period from the August 15, 2003 grant of 660,000 stock options. These options vested quarterly over a four-quarter period that commenced on September 30, 2003.

MANAGEMENT’S DISCUSSION AND ANALYSIS
Dated: November 8, 2005

Depreciation and Amortization: Depreciation and amortization expense was $97,000 for the first nine months of 2005 as compared to $1.1 million for the same period of 2004. The depreciation and amortization expense in 2004 included $959,000 in amortization of intangible assets that had been fully amortized by the commencement of 2005. The 2005 expense includes amortization of deferred financing charges in the amount of $45,000, compared to $16,000 included in the 2004 expense.

Other Income: During the nine-month period ended September 30, 2005, the Company received non-recurring proceeds in the amount of $42,000, related to on-line retail activities that had been carried out prior to October 2000.

Interest Expense: Interest expense was $491,000 for the nine months ended September 30, 2005, compared to $277,000 for the same period of 2004. The interest expense for 2005 included a cash interest expense of $214,000 and a non-cash interest expense of $277,000 related to the accretion of Series E, G, H and I secured subordinated notes. The interest expense for 2004 included a cash interest expense of $105,000 and a non-cash interest expense of $172,000 related to the accretion of Series D, E, F and G secured subordinated notes.

Cash Flows from Operating Activities: Operating activities resulted in cash outflows of $1.8 million for the first nine months of 2005 as compared to cash outflows of $2.2 million from operating activities in the first nine months of 2004. The lower cash outflow number for 2005 is primarily the result of a lower loss before employee stock options, depreciation and amortization, interest expense and interest income.

Investing Activities: Investing activities produced cash outflows of $34,000 for the nine-month period ended September 30, 2005 as compared to outflows of $9,000 for the same period of 2004. Cash flows from investing activities were the result of acquisition of new capital assets during both periods.

Financing Activities: The issuance of the Series I convertible notes created net cash inflows of $1.06 million during the nine months ended September 30, 2005. The issuance of common shares and common share-purchase warrants through a private placement in February of 2005, also produced net cash inflows of $570,000 during 2005. Advances from related parties in the amount of $127,000 also contributed to cash inflows from financing activities in 2005. The $2 million in cash provided by financing activities during the first nine months of 2004, resulted from the issuance of $2.2 million in secured subordinated notes and the issuance of common shares resulting from the exercise of stock options and share-purchase warrants.

RELATED PARTY TRANSACTIONS

During the three-month period ended September 30, 2005, the following related party transactions occurred:
•	The Company received net proceeds of $47,000 from short-term advances from directors and/or officers.
•	The Company accrued $3,000 in interest payable relating to amounts due to related parties.
•	The Company issued $110,000 of Series I notes to four directors/officers.
•	The Company paid $8,000 in interest relating to the secured subordinated notes to related parties.

MANAGEMENT’S DISCUSSION AND ANALYSIS
Dated: November 8, 2005

During the nine-month period ended September 30, 2005 the following related party transactions occurred:
•
The Company received net proceeds of $139,000 from three directors/officers. The total advances include $66,000 comprised of three loan agreements that pay interest at a rate of 12% per annum, are secured by a general security agreement on the assets of the Company maturing as follows: $44,000 maturing on July 29, 2006, $5,000 maturing on August 12, 2006, and $17,000 maturing on August 15, 2006. The remaining amount of $73,000 is interest free and has no specific terms of repayment.

•	The Company accrued $3,000 in interest payable relating to amounts due to related parties.
•	The Company issued $110,000 of Series I notes to four directors/officers.
•	The Company paid $13,000 in interest relating to the secured subordinated notes to related parties.

LIQUIDITY AND CAPITAL RESOURCES

The Company has been funded to date primarily through a series of private placements of equity and convertible debentures, sales of equity to and investments from strategic partners, gains from investments and option exercises. Since inception, the Company has received aggregate net proceeds of $89.4 million from debt and equity financing and has realized $23.7 million in gains on investment disposals. The Company has not earned profits to date and, at September 30, 2005, has an accumulated deficit of $107.6 million. The Company expects to incur losses further into 2005 and there can be no assurance that it will ever achieve profitability. Operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of the Company’s control.

The Company has incurred negative annual cash flows from operations since inception and expects to continue to expend substantial funds to continue to develop technology, build an infrastructure to support business development efforts and expand other areas of business including the acquisition of, or strategic investments in, complementary products, businesses or technologies. The Company has historically relied on non-operational sources of financing to fund its operations. The Company’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan. That business plan had included a significant increase in revenue and operating cash flow primarily from major new contracts in Norway, the UK and North America as well as maintaining operating expenses at or near the same level as 2004. Customer delays in the UK, particularly related to the National Health Services, and in North America related to the GE joint venture has resulted in a reduction to forecasted revenue for 2005. Management’s revised business plan indicated that approximately $2.5 million in non-operational funding is required for the second half of 2005. During the quarter ended September 30, 2005, the Company issued $1.2 million in convertible debt (See Note 5) for net cash proceeds of $1,063,000. Additional proceeds of $47,000 in short term loans from related parties was received in the third quarter bringing the annual total of such loans to $139,000. As a result, Management estimates that a further $1.3 million of non-operational funding is required for the remainder of 2005. Management believes that it has the ability to secure this additional financing from sources such as additional debt or equity financings and the exercise of warrants and options. The Company cannot provide assurance that it will be able to execute on its business plan or assure that efforts to raise additional financings would be successful.

MANAGEMENT’S DISCUSSION AND ANALYSIS
Dated: November 8, 2005

Current assets of $1.81 million were exceeded by current liabilities (excluding deferred revenue) of $1.97 million at the end of the third quarter of 2005 by $165,000. Current assets of $1.54 million were exceeded by current liabilities (excluding deferred revenue) of $1.70 million by $153,000 at the end of the second quarter of 2005. Deferred revenue has been excluded from current liabilities as it is expected to be settled by resources other than cash.

Cash and cash equivalents increased by $210,000 to $431,000 as at September 30, 2005 from $221,000 as at June 30, 2005. This increase in cash and cash equivalents was the result of the activities described in the Results From Operations section above.

Contractual Obligations: As at September 30, 2005, the Company's contractual obligations, including payments due by periods over the next five fiscal years, are as follows:

(In thousands of Canadian dollars)	Total	Remainder of 2005	2006	2007	2008	2009	2010 and thereafter
Operating leases	$1,563	$109	$380	$353	$304	$271	$146
License agreements	420	30	120	120	120	30	-
Secured subordinated notes -principal repayment (a)	3,455	-	375	1,880	-	-	1,200
Secured subordinated notes - interest payment (a),(b)	1,191	11	26	626	-	-	528
	$6,629	$150	$901	$2,979	$424	$301	$1,874

(a)	These amounts assume that the notes will be held to maturity.
(b)	Assumes first year of Series I interest payable can be fully settled by the issuance of shares.

CRITICAL ACCOUNTING ESTIMATES

While the accompanying consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, certain adverse conditions and events cast substantial doubt upon the validity of this assumption. The Company has not yet realized profitable operations and has relied on non-operational sources of financing to fund operations. The Company’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan. That business plan had included a significant increase in revenue and operating cash flow primarily from major new contracts in Norway, the UK and North America as well as maintaining operating expenses at or near the same level as 2004. Customer delays in the UK, particularly related to the National Health Services, and in North America related to the GE joint venture has resulted in a reduction to forecasted revenue for 2005. Management does not anticipate a material increase in 2005 expenses over those incurred in 2004, in order to attain the revised 2005 revenue goals. Actual aggregate expenses for the first nine months of 2005 have been below those incurred in the first nine months of 2004. As a result of the funds raised in the third quarter, Management estimates that a further $1.3 million of non-operational funding is required for the remainder of 2005.

MANAGEMENT’S DISCUSSION AND ANALYSIS
Dated: November 8, 2005

CRITICAL ACCOUNTING POLICIES

We periodically review our financial reporting and disclosure practices and accounting policies to ensure that they provide accurate and transparent information relative to the current economic and business environment. As part of this process, we have reviewed our selection, application and communication of critical accounting policies and financial disclosures. We have determined that the critical accounting policies related to our core ongoing business activities are primarily those that relate to revenue recognition. Other important accounting policies are described in Note 3 to our audited annual consolidated financial statements for the year ended December 31, 2004.

Revenue Recognition
The Company’s revenues are derived from software license fees, implementation, training and consulting services, product maintenance and customer support, and software development, and hosting fees. Fees for services are billed separately from licenses of the Company’s product. The Company recognizes revenue in accordance with Canadian GAAP, which in the Company’s circumstances, are not materially different from the amounts that would be determined under provisions of the American Institute of Certified Public Accountants Statements of Position (SOP) No. 97-2, “Software Revenue Recognition”, and as amended by Statement of Position 98-9, “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions”. The Company also considers the provisions of CICA EIC 141, which is analogous to Staff Accounting Bulletin (SAB) 104, “Revenue Recognition in Financial Statements”, and CICA EIC 142, which is analogous to the Emerging Issues Task Force consensus on EITF 00-21, “Accounting for Revenue Arrangements with Multiple Elements,” in determining the appropriate revenue recognition methodology.

Software License Revenue
The Company recognizes software license revenue in accordance with the terms of the license agreement and when the following criteria as set out in SOP No. 97-2 are met:
•    persuasive evidence of an arrangement exists,
•    delivery has occurred,
•    the fee is fixed or determinable, and
•    collectibility is probable.
Software license revenue consists of fixed license fee agreements involving perpetual licenses.

Software license agreements may be part of multiple element arrangements that include consulting and implementation services. When these services are considered essential to the functionality of the license, the associated revenue is recognized on the basis of the percentage of completion method as specified by contract accounting principles. When these services are not considered essential to the functionality of the license, the entire arrangement fee is allocated to each element in the arrangement based on the respective vendor specific objective evidence (“VSOE”) of the fair value of each element. VSOE used in determining the fair value of license revenues is based on the price charged by the Company when the same element is sold in similar quantities to a customer of a similar size and nature. VSOE used in determining fair value for installation, implementation and training based on the standard daily rates for the type of service being provided multiplied by the estimated time to complete each task. VSOE used in determining the fair value of maintenance and support is based on the annual renewal rates. The revenue allocable to the software license is recognized when the revenue criteria are met. The revenue allocable to the consulting services is recognized as the services are performed.

MANAGEMENT’S DISCUSSION AND ANALYSIS
Dated: November 8, 2005

Implementation, Training & Consulting Service Fees
The Company receives revenue from implementation of its product offerings, consulting services and training services. Customers are charged a fee based on time and expenses. Revenue from implementation, consulting service and training fees is recognized as the services are performed or deferred until contractually defined milestones are achieved or until customer acceptance has occurred, as the case may be, for such contracts.

Product Maintenance & Customer Support Fees
The Company receives revenue from maintaining its products and the provision of on-going support services to customers. The maintenance and support fees are typically equal to a specified percentage of the customers’ license fee. If associated with the fixed fee license model, the maintenance revenues received are recorded as deferred revenue and recognized on a straight-line basis over the contract period.

Services revenue from maintenance and support is recognized when the services are performed. Maintenance and support revenues paid in advance are non-refundable and are recognized on a straight-line basis over the term of the agreement, which typically is 12 months.

Software Development Fees
Typically, development of software for our customers is provided based on a predetermined fixed rate basis. Revenue is recognized as time is incurred throughout the development process.

Hosting Fees
The Company earns revenue from the hosting of customer websites. Under our existing hosting contracts, we charge customers a recurring periodic flat fee. The fees are recognized as the hosting services are provided.

CORPORATE DIRECTORY

Directors
T. Christopher Bulger (1), (2), (3)
CEO, Megawheels

Duncan Copeland (1), (2), (3)
President, Copeland and Company

David Gelineau (2), (3)
Account Executive, Donna Cona

Jeffrey Lymburner
CEO

Jim Moskos
President,
ADB Technologies Group

Rick Robertson (1)
Associate Professor of Business
Richard Ivey School of Business,
The University of Western Ontario

Officers
Jeffrey Lymburner
Chief Executive Officer

Jim Moskos
President, ADB Technology Group

Jan Pedersen
President ADB Systems, European
Operations

(1)    Member of the Audit Committee
(2)    Member of the Management
Resources and Compensation
Committee
(3)    Member of the Corporate Governance Committee

ADB Systems Offices
North America
Corporate Headquarters
ADB Systems International Ltd.
302 The East Mall, Suite 300
Toronto, Ontario M9B 6C7
1 888 287 7467

ADB Systems International Ltd.
3001 North Rocky Point Drive East,
Suite 200, Tampa, Florida 33607
1 888 750 7467

Europe
ADB Systemer International ASA
Vingveien 2, N-4050
Sola, Norway
+ 47 51 64 71 00

ADB Systems International Ltd.
3000 Cathedral Hill
Guildford, Surrey GU2 7YB UK
+ 44 (0) 1483 243 577

ADB Systems International Ltd.
52 Broomhill Road, Suite 108
Broomhill Industrial Estate
Tallaght, Dublin 24, Ireland
+ 353 1 431 0513

Additional Shareholder
Information
www.adbsys.com
investor-relations@adbsys.com

Registrar and Transfer Agent
Equity Transfer Services
120 Adelaide Street West
Suite 420, Toronto, ON M5W 4C3

Auditors
KPMG LLP
Toronto, Ontario, Canada

Lawyers
Brown Raysman Millstein
    Felder & Steiner LLP, New York
Gowling Lafleur Henderson LLP,
    Toronto

Stock Exchange Listings
Toronto Stock Exchange
    Symbol: ADY
OTC Bulletin Board
Symbol: ADBYF

Shares Outstanding
Issued: 74,120,131
September 30, 2005

ADB Systems,
Dyn@mic Buyer,
ProcureMate,
WorkMate and
Dyn@mic Seller are
trademarks of ADB
Systems International
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